UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

CUMBERLAND PHARMACEUTICALS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

230770109

(CUSIP Number of Class of Securities (Underlying Common Stock)

A.J. Kazimi

Chief Executive Officer

Cumberland Pharmaceuticals Inc.

2525 West End Avenue, Suite 950,

Nashville, Tennessee 37203

(615) 255-0068

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Kolin Holladay, Esq.

Adams and Reese LLP

Fifth Third Center

424 Church Street, Suite 2700

Nashville, Tennessee 37219

(615) 259-1450

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$1,341,485	$153.73

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 509,185 shares of common stock of Cumberland Pharmaceuticals Inc. that have an aggregate value of $1,341,485 as of April 23, 2012 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $153.73	Filing Party: Cumberland Pharmaceuticals Inc.
Form or Registration No.: Schedule TO	Date Filed: April 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

Amendment No. 2 to

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, supplemented and restated from time to time, the “Schedule TO”) originally filed by Cumberland Pharmaceuticals Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on April 24, 2012, and amended on May 7, 2012, relating to an offer by the Company to certain of its current employees, directors and advisors to exchange certain outstanding eligible options to purchase shares of the Company granted under the 1999 Plan, the Amended and Restated 2007 Long-Term Incentive Compensation Plan, and the Amended and Restated 2007 Directors’ Incentive Plan.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated herein and files Exhibit (a)(1)(xi) to the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on April 24, 2012 and May 7, 2012 is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEM 10.

Item 10 of the Schedule TO and the Important Notice, Response to Question 26, Part II, and Sections 9 and 16 of Part III of the Offer to Exchange are supplemented by incorporating the information filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2012 as filed with the SEC on May 4, 2012.

ITEM 12.	EXHIBITS

The Exhibit Index included in this Amendment No. 2 to Schedule TO is incorporated herein by reference.

The Amendments to the Exhibits included in this Amendment No. 2 to Schedule TO are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBERLAND PHARMACEUTICALS INC.

By:	/s/ A.J. Kazimi
A.J. Kazimi Chairman and Chief Executive Officer

Dated: May 10, 2012

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated April 24, 2012.*

(a)(1)(i)(a)	Amendment No. 1 to Offer to Exchange relating to our Exchange Program dated April 24, 2012.*

(a)(1)(ii)	Form of Cumberland Pharmaceuticals Inc. Exchange Program Election Form.*

(a)(1)(ii)(a)	Amendment No. 1 to Offer to Exchange relating to our Exchange Program dated April 24, 2012.*

(a)(1)(iii)	Form of Cumberland Pharmaceuticals Inc. Eligible Option Grant and Restricted Stock Information Sheet.*

(a)(1)(iv)	Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors from the Company, to be delivered on or about April 24, 2012.*

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet.*

(a)(1)(vi)	Reminder Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors, to be delivered on or about May 7, 2012.*

(a)(1)(vi)(A)	Amendment No. 1 to Reminder Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors, to be delivered on or about May 7, 2012.*

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered on or about May 25, 2012.*

(a)(1)(viii)	Cumberland Pharmaceuticals Inc.’s Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 12, 2012, is hereby incorporated by reference.

(a)(1)(ix)	Cumberland Pharmaceuticals Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 7, 2012, is hereby incorporated by reference.

(a)(1)(x)	Cumberland Pharmaceuticals Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 15, 2010, is hereby incorporated by reference.

(a)(1)(xi)	Cumberland Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Securities and Exchange Commission on May 4, 2012, is hereby incorporated by reference.

(a)(1)(xii)	E-mail to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors Announcing Time of Conference Call, dated May 10, 2012.

(b)	Not applicable

(c)	Not applicable

(d)(1)	Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan, filed with the Securities and Exchange Commission on May 1, 2007 as Exhibit 10.17 to Cumberland Pharmaceuticals Inc.’s Registration Statement on S-1, is hereby incorporated by reference.

(d)(2)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(3)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Long-Term Incentive Compensation Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(4)	Cumberland Pharmaceuticals Inc. Amended and Restated 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission on April 12, 2012 as Appendix B to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(5)	Form of Stock Option Agreement for the Cumberland Pharmaceuticals Inc. 2007 Directors’ Incentive Plan, filed with the Securities and Exchange Commission as an exhibit to the Form S-1/A on July 11, 2007, is hereby incorporated by reference.

(d)(6)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Plan.*

(d)(7)	Form of Restricted Stock Agreement under Cumberland Pharmaceuticals Inc.’s Amended and Restated 2007 Directors’ Plan.*

*	Previously Filed